DT House Limited

First Floor, Incubator Building,
Masdar City, Abu Dhabi, United Arab Emirates
+971 058 598 6698

VIA EDGAR

January 20, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Rebekah Reed, Lilyanna Peyser, Doug Jones, and Lyn Shenk

Re:	DT House Ltd

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-285475

Dear SEC Officers:

On March 3, 2025, DT House Ltd, a Cayman Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-285475) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on November 13, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement as, in accordance with Rule 413(a) under the Securities Act, it intends to file a new registration statement on F-1 relating to the contemplated public offering to increase the number of securities currently registered under the Registration Statement at this time. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the Company’s counsel at (852) 2230 3535 or ProjectUpperhouse@klgates.com if you have any questions regarding this request for withdrawal.

Very truly yours,

DT House Limited

/s/ Yuran Yin
Yuran Yin

cc:	K&L Gates
DeMint Law, PLLC